Institute of Kings and Priests, Inc.

Filing: Form 10                                         Item 15: Exhibits

Item 15: EX-4                  Instrument Defining the Rights of Security Holders

Description: Instrument Defining the Rights of Security holders.

The following instrument defines the rights of Institute of Kings and Priests, Inc. ("Company") Shareholders.

1. Dividend Rights

All common shares outstanding have equal rights and full entitlement to receive pro rata distribution of any earnings declared payable by the Company as dividends. The rights of common shareholders of the Company to receive payment of any earnings which are declared as dividends by the Company are subordinate to the rights of preferred shareholders of the Company.

2. Voting Rights

Each one (1) share of the Company's common stock is entitled one (1) vote as to the selection of the Company's directors and other important Company matters.

The Company's Preferred class B shares do not have any cumulative voting rights.

3. Liquidation Rights

In the event that the Company is liquidated, the claims of secured and unsecured creditors and owners of bonds and preferred stock take precedence over the claims of common shareholders.

4. Preemption Rights

The Company's common shares to be registered are not entitled to any preemptive rights regarding the issuance of additional common shares.

5. Alienability of Securities

There are no restrictions on the alienability of the Company's common shares to be registered.

6. Discriminating Against Existing or Prospective Shareholders

The Company's common shares to be registered do not have any provision which discriminates against any existing or prospective shareholder as a result of any shareholder owning a substantial amount of securities.

7. Modification of Shareholders Rights

The rights of the Company's common shareholders may be modified by a 66 2/3 percent vote of all said shareholder's shares outstanding, voting as a class.

8. Preferred Stock

The Company is registering its preferred stock outstanding. The Company has 1,000,000 shares of class B; $25.00; cumulative preferred stock outstanding as of March 30,2013. Said preferred shares are outstanding pursuant to an exemption from the requirements of registration under Rule 230.504 of Regulation D under the Securities Act of 1933, as amended.

9. Preference as to dividends

a)       (a)The $25.00, cumulative preferred stock shall rank senior to all other classes of the Company's capital stock with respect to dividends and as to rights upon liquidation, winding up or dissolution of the Company. As long as any shares of the $25.00, cumulative preferred stock remain outstanding, the Company will not be entitled to authorize or issue any other class of securities that are senior to or on parity with the $25.00, cumulative preferred stock with respect to dividends or on liquidation, winding up or dissolution, without the approval of holders of at least 66 2/3% of the $25.00, cumulative preferred stock .

Institute of Kings and Priests, Inc.

Filing: Form 10                                         Item 15: Exhibits

Item 15: EX-4                  Instrument Defining the Rights of Security Holders

b)       Holders of shares of the $25.00, cumulative preferred stock will not be entitled to vote with the holders of the Company's common stock. Holders of the $25.00, cumulative preferred stock have no cumulative voting rights or preemptive or other rights to subscribe for shares.

c)       If at any time the equivalent of six quarterly dividend payments on the $25.00, cumulative preferred stock are in arrears and unpaid, the holders of the $25.00, cumulative preferred stock shall be entitled to vote with the Company's common stock holders. Additionally, the number of members of the Board of Directors of the Company shall be increased by one and the holders of the $25.00, cumulative preferred stock shall have the exclusive right, voting separately as a class, to elect one director of the Company such director to be in addition to the number of directors constituting the Company's Board of Directors immediately prior to the accrual of the right.

d)       Such voting right will continue until all dividends accumulated and payable on that stock have been paid in full, at which time such voting right of the holders of the $25.00, cumulative preferred stock shall terminate, subject to re-vesting in the event of a subsequent, similar arrearage. Upon any termination of such voting right, the term of office of the director elected by the holders of the $25.00, cumulative preferred stock voting separately as a class will terminate.

e)       The approval of the holders of at least 66 2/3% of the shares of $25.00, cumulative preferred stock then outstanding, voting as a class, will be required to

a.       create, authorize or issue any capital stock of the Company ranking, either as to payment of dividends or upon liquidation, dissolution or winding up of the Company, on a parity or senior to the $25.00, cumulative preferred stock ; or

b.       change the attributes of the $25.00, cumulative preferred stock in any material respect prejudicial to the holders of the $25.00, cumulative preferred stock.

The preferred shares outstanding are entitled to the following rights:

a)       Dividend Rights

The holders of the $25.00, cumulative preferred stock are entitled to receive out of funds of the Company legally available thereof, dividends at an annual rate of $0.07250 per share, payable quarterly in arrears in four equal installments of $0.018125 per share on the 15th day of March, June, September and December in each year. Dividends on the $25.00, cumulative preferred stock will accrue and cumulate from the date of first issuance and will be paid to holders of record of the $25.00, cumulative preferred stock as they appear on the books of the Company as of the close of business on any record date for payment of dividends. The record dates for payment of dividends shall be the last day of February, May, August and November in each year which immediately precedes each respective dividend payment date. The amount payable for the dividend period for any other period less than a full quarterly dividend period will be computed on the basis of a 365-day year. The initial dividend will accrue from the date of issuance of the units which consist of the $25.00, cumulative preferred stock and will be payable 90 days from the date the units which consist of the $25.00, cumulative preferred stock are issued. Accumulation of dividends will not bear interest.

So long as the $25.00, cumulative preferred stock are outstanding, the Company may not declare or pay any dividend on the common stock or other capital stock unless the full cumulative dividends on the $25.00, cumulative preferred stock have been paid in full or contemporaneously are declared and paid in full through the last dividend payment date.

Institute of Kings and Priests, Inc.

Filing: Form 10                                         Item 15: Exhibits

Item 15: EX-4                  Instrument Defining the Rights of Security Holders

b)       Warrants and Rights

Each of the Company's 3,000,000 shares of class A; $.50 common stock outstanding is paired together with 1/10th warrant and is outstanding as a unit. Each one (1) warrant purchases ten (10) shares of common stock at $.50 per share.

Said warrants shall have a perpetual life until that time in which the Common Stock of the Company is registered for public sale with the Securities and Exchange Commission pursuant to the Securities Act of 1933 ("Act") or the Exchange Act of 1934 ("Exchange Act"). After such time that the Company's registration statement for the public sale of its Common Stock becomes effective, the warrants herein offered shall no longer have a perpetual life. Instead, said warrants shall have a life of 30 days. Said 30 days shall commence and take effect and be counted from the date that the Company's registration statement for the public sale of its common stock becomes effective under the ("Act") or ("Exchange Act") unless such time period is extended or waived by a vote of the Company's Board of Directors.

c)       Governing Law

This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of Wisconsin.

d)       Severability Clause

In case any provision in this, Instrument Defining the Rights of Security holders, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

e)       Counterparts

The parties hereto may sign one or more copies of this, Instrument Defining the Rights of Security holders, in counterparts, all of which together shall constitute one and the same agreement.

f)        Trustee

The Trustee makes no representations as to the validity or sufficiency of this Instrument Defining the Rights of Security holders.  The recitals and statements herein are deemed to be those of the Company, the Existing Guarantor and the New Guarantor and not of the Trustee.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

  Institute of Kings and Priests, Inc.

  By:  /s/ SHONE M BAGLEY SR

  Name:   Shone Bagley, Sr.

  Title: President, CEO, and Secretary

  Address:

12201 West Burleigh Street

Suite 14

Wauwatosa, WI 53223